Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. ANNOUNCES REVERSE STOCK SPLIT

To be effective April 28, 2023

Aiming to meet the minimum bid price requirement for maintaining listing on Nasdaq

Shareholders’ percentage ownership interest will not be affected

ATHENS, GREECE – April 26, 2023 – IMPERIAL PETROLEUM INC. (the “Company”) (Nasdaq: IMPP) today announced that its board of directors has determined to effect a one-for-fifteen (1-for-15) reverse stock split of the Company’s common stock, par value $0.01 per share.

The reverse stock split will take effect, and the Company’s common stock will begin trading on a split-adjusted basis on The Nasdaq Capital Market as of the opening of trading on April 28, 2023. The CUSIP number of Y3894J187 will be assigned to the Company’s common stock when the reverse stock split becomes effective.

When the reverse stock split becomes effective, every fifteen (15) of the Company’s issued shares of common stock will be combined into one issued share of common stock, without any change to the par value per share. This will reduce the number of outstanding shares of common stock from approximately 248.1 million shares to approximately 16.5 million shares. The Company’s outstanding warrants will be proportionately adjusted to increase the exercise price and reduce the number of shares issuable upon exercise.

No fractional shares will be issued in connection with the reverse stock split. Stockholders who would otherwise hold a fraction of a share of common stock of the Company will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the stockholder would otherwise be entitled, multiplied by the closing price of the Company’s common stock on Nasdaq on April 27, 2023.

The reverse stock split will affect all holders of common stock uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except as a result of the treatment of fractional shares. Neither will the reverse stock split have any direct impact on the market capitalization of the Company, nor modify any voting rights or other terms of the common stock.

Stockholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the consequence of the reverse stock split reflected in their accounts on or after April 28, 2023. Such beneficial holders may contact their bank, broker, or nominee for more information.

The reverse stock split ratio approved by the board of directors is within the, previously disclosed, range of ratios for a reverse stock split authorized by the stockholders of the Company, within three years of the spin-out of the Company.

On June 17, 2022, the Company received notice from The Nasdaq Stock Market (“Nasdaq”) that it was no longer in compliance with Nasdaq’s continued listing standards because the average closing share price of the Company’s common stock over a consecutive 30 trading-day period had fallen below the requirement to be at least $1.00 per share, and on December 15, 2022 received a notice from Nasdaq granting the Company until June 12, 2023 to regain compliance with this requirement. The purpose of the reverse stock split is to increase the market price of the Company’s common stock. The Company believes that the reverse stock split will increase the market price for its common stock and cure this deficiency.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements with respect to the IMPERIAL PETROLEUM INC’s ability to regain compliance with Nasdaq’s continued listing standards and remain listed on Nasdaq or other major stock exchange and other statements that are forward looking. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

About Imperial Petroleum Inc.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of twelve vessels; five M.R. product tankers, one Aframax oil tanker, two Suezmax tankers and four Handysize dry bulk carriers with a total capacity of 808,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

For further information, please contact:

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@imperialpetro.com